Exhibit 99.3

Suite 920-475 West Georgia Street	Tel: 1-604-689-0234
Vancouver, BC V6B 4M9	Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

PERU COPPER ANNOUNCES INCREASE IN COPPER RESOURCES AT ITS

TOROMOCHO PROJECT

Vancouver, British Columbia, Canada, October 5, 2005—Peru Copper Inc. (TSX:PCR, PCR.WT / AMEX:CUP, CUP.WS) (“Peru Copper” or the “Company”) announced today that an updated independent resource estimate for its Toromocho Project has been prepared by Independent Mining Consultants Inc. (“IMC”).

The Company’s chairman, J. David Lowell, said “We are pleased to announce an increase in the copper resource at our Toromocho project to over 1.8 billion tonnes of measured and indicated material, an increase of 253 million tonnes over our previous resource estimate announced in April of this year. Including an additional 241 million tonnes of inferred material, Toromocho is now estimated to have over 21 billion pounds of contained copper and over 700 million pounds of molybdenum”.

The new IMC mineral resource estimate, including measured, indicated and inferred material represents a 200%+ increase over the inferred resource of 655 million tonnes reported by IMC at the time of the Company’s Initial Public Offering in October 2004.

Within the new resource is a central core of measured and indicated material of 967 million tonnes at a grade of 0.60% copper and 0.88% copper equivalent, using a copper equivalent cutoff of 0.60%. The molybdenum grade is 0.023% and there are 8.1 grams of silver per tonne. Using a slightly higher copper equivalent cut off of 0.65%, the central core of measured and indicated material is 826 million tonnes at a grade of 0.63% copper and 0.93% copper equivalent”.

Measured and indicated material, based on a copper cut-off ranging from 0.27% to 0.59% copper, totals 867 million tonnes at 0.32% copper and 0.45% copper equivalent, all of which will be stockpiled for leaching or other processing.

Based on a measured and indicated resource of 1.8 billion tonnes and an estimated annual mill throughput of 54 million tonnes, Toromocho is estimated to have a life of over 33 years at an average production rate of 221,000 tonnes (487 million pounds) of copper in concentrate.

“Given its size, grade, low stripping ratio, long life, infrastructure, location in Peru, and excellent economics, Toromocho is clearly one of the very best undeveloped copper projects in the world” continued Mr. Lowell.

The IMC report also includes 241 million tonnes of inferred mineral resource at a copper grade of 0.41%, containing over 2.1 billion pounds of copper.

The stripping ratio for the entire resource as estimated by IMC is extremely low at 0.35 tonnes of waste to 1 tonne of mineralized material. The low stripping ratio is due to the deposit being located in a topographic high.

Toromocho Resource

Measured						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60%	209	0.66	0.025	6.7	0.95	3,041	115	45
0.27% to 0.59%	89	0.33	0.012	5.0	0.45	647	24	14
Total Plus 0.27%	298	0.56	0.021	6.2	0.80	3,688	139	59

Indicated						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60%	758	0.58	0.023	8.5	0.86	9,692	384	207
0.27% to 0.59%	778	0.32	0.009	5.3	0.45	5,489	154	133
Total Plus 0.27%	1,536	0.45	0.016	6.9	0.65	15,181	538	340

Measured + Indicated						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60%	967	0.60	0.023	8.1	0.88	12,733	499	252
0.27% to 0.59%	867	0.32	0.009	5.3	0.45	6,136	178	147
Total Plus 0.27%	1,834	0.47	0.016	6.8	0.68	18,869	677	399

Inferred						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.27%	241	0.41	0.010	8.3	0.57	2,178	53	64

Mr. Lowell said “We have been on a fast track exploration/development program at Toromocho since we acquired an option on the property in mid-2003. We have completed 86,372 meters of drilling through the end of September, metallurgical testing has been successful, and several feasibility level technical studies have begun. Further, the deposit is still open to additional exploration in areas surrounding the main pit area where most of our efforts have been focused. In the fourth quarter of this year we expect to complete our drilling program, update the resource once again, continue metallurgical testing, and complete a prefeasibility study. All of these activities are a part of the development of a large, world class copper mine. The economics of the project are continuing to look extremely good considering our low stripping ratio of 0.35 tonne waste to 1 tonne mineralized material and that much of the infrastructure needed to operate a large mine is already in place.”

The updated IMC mineral resource estimate for Toromocho is based on 116,240 meters of drilling which includes drilling completed by Peru Copper through August, 2005 combined with 42,000 meters of prior drilling by Cerro de Pasco and Centromin. IMC has confirmed that the data from both drill programs are consistent and can be commingled for determination of mineral resources.

The core recovery for the 86,372 meters drilled by the Company through September averages 92%, compared to only 69% core recovery for 42,000 meters of old drilling. No upgrade factor has been applied to the old drilling results and the Company is of the opinion that enhanced core recovery will result in a higher percentage of soluble chalcocite and higher overall copper grade for the deposit.

IMC utilized a floating cone algorithm to establish the mineral resource with “reasonable prospect for eventual economic extraction”. To be conservative, the floating cone pit was based on metal prices of $0.90/lb copper, $6.00/lb molybdenum, and $5.50/oz silver with economic benefit applied to measured and indicated category mineralization only. Once that pit geometry was established, copper equivalent calculations within that pit were based on the 3 year backward average metal prices of $1.00/lb copper, $10.00/lb molybdenum, and $5.58/oz silver along with supportable process recoveries and refining costs.

The total measured and indicated mineral resource of 1.8 billion tonnes was established at a 0.27% equivalent copper cut-off (as shown in the tables above). Contained within that mineral resource is a central core of the deposit totaling 967 million tonnes based on a higher 0.60% copper equivalent cut-off.

The Company announced previously that its metallurgical testing program has been successful in producing copper concentrates using ore from the Toromocho deposit and a traditional flotation process. Martin Kuhn of Minerals Advisory Group in Tucson said “Based on recent metallurgical tests, we now have a high degree of confidence that copper concentrate can be produced with an average copper recovery of 87% and an average 26.5% copper concentrate grade or better, based on arithmetical averages of material tested.” The Company also said that parallel testing of various hydrometallurgical processes are ongoing at both Metcon Research Inc. in Tucson and Hazen Research Inc. in Denver. J. David Lowell commented, “We are making progress in identifying a hydrometallurgical process to treat material from Toromocho which we believe will further enhance the excellent economics of the project.”

Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project.

Mr. John Marek, Professional Engineer, of IMC is the independent “qualified person”, within the meaning of National Instrument 43-101, that prepared the updated mineral resource estimate and he has reviewed and approved the content of this press release. For sampling and assaying information please refer to the IMC Technical Report dated August 25th, 2004 which is available on SEDAR (www.sedar.com).

For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Peru Copper Inc.

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-1 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in the Peru Copper Inc. periodic filings with Canadian Securities Regulators. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Peru Copper does not assume the obligation to update any forward-looking statement.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of copper, the timing of completion of exploration activities and the determination and amount of estimated mineral resources involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Peru Copper Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the exploration and potential development of the properties owned by the company, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-1 as on file with the Securities and Exchange Commission in Washington, D.C. Although Peru Copper Inc. has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.